Exhibit 12

OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(In millions)

(Unaudited)

	Three Months Ended March 31,
	2005	2004
Earnings:
Income from continuing operations before taxes	$59.4	$5.1
Add (deduct):
Equity in income of non-consolidated affiliates	(8.6)	(0.5)
Amortization of capitalized interest	—	0.1
Fixed charges as described below	7.8	7.4

Total	$58.6	$12.1

Fixed Charges:
Interest expensed	$5.4	$5.0
Estimated interest factor in rent expense (1)	2.4	2.4

Total	$7.8	$7.4

Ratio of earnings to fixed charges	7.5	1.6

(1)	Amounts represent those portions of rent expense that are reasonable approximations of interest costs.